Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 1 / 6 Announcement Summary Entity name MESOBLAST LIMITED Date of this announcement Tuesday January 13, 2026 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date MSB ORDINARY FULLY PAID 6,856,460 09/01/2026 Refer to next page for full details of the announcement Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 2 / 6 Part 1 - Entity and announcement details 1.1 Name of entity MESOBLAST LIMITED We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ABN Registration number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 13/1/2026 New announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 3 / 6 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2b The +securities being issued, transferred or re-classified as a result of the options being exercised or other +convertible securities being converted are: securities that have already been quoted on ASX ("existing class") Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 4 / 6 Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by: The underlying securities being received by the holder are: Existing +securities converting into an existing class FROM (Existing Class) ASX +Security code and description MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES TO (Existing Class) ASX +Security code and description MSB : ORDINARY FULLY PAID Please state the number of options that were exercised or other +convertible securities that were converted 6,856,460 The first date the options were exercised or other +convertible securities were converted 1/10/2025 The last date the options were exercised or other +convertible securities were converted 9/1/2026 Is this all of the options or other +convertible securities on issue of that type? Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme? Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate? Provide details of the KMP or +associates who are exercising options or converting +convertible securities. Name of KMP Name of registered holder Number of +securities Eric Rose Eric Rose 1,280,651 Date the +securities the subject of this notification were issued/transferred 9/1/2026 Any other information the entity wishes to provide about the +securities the subject of this notification Exercise by non-KMP of existing options issued in 2018, 2019, 2021, 2022, 2023 and 2024. Exercise of KMP of options issued in 2024 which were required to be exercised by 13 March 2026. Yes Yes No Already quoted by ASX A transfer of existing +securities

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 5 / 6 Issue details Number of +securities 6,856,460

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 6 / 6 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX) ASX +security code and description Total number of +securities on issue MSB : ORDINARY FULLY PAID 1,282,967,187 4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 81,262,569 MSBAA : WARRANTS 2 2,000,000 MSBAO : WARRANTS 15,027,327 MSBAP : ADS WARRANTS 884,838 MSBAB : WARRANTS 3 2,000,000